

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2016

Mail Stop 4631

<u>Via E-mail</u>
M. Steven Bender
Senior Vice President
Westlake Chemical Partners LP
2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

  Re: **Westlake Chemical Partners LP**
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed March 8, 2016
     File No. 1-36567

Dear Mr. Bender:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Terence O'Brien

       Terence O'Brien
       Branch Chief
       Office of Manufacturing and
       Construction